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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                RDO Equipment Co.
                                -----------------
                                (Name of Issuer)




                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)




                                   749413 10 0
                                   -----------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------
CUSIP No. 749413 10 0                       13G/A
--------------------------

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       1         NAME OF REPORTING PERSONS
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Paul T. Horn

--------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 Not Applicable                      (a) / /

                                                     (b) / /

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       3         SEC USE ONLY

--------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Reporting Person is a citizen of the United States of America.

--------------------------------------------------------------------------------

                           5            SOLE VOTING POWER
   NUMBER OF                                     453,080 (see Item 4)
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY
   OWNED BY                6            SHARED VOTING POWER
     EACH                                        0
   REPORTING     ---------------------------------------------------------------
    PERSON
     WITH                  7            SOLE DISPOSITIVE POWER
                                                 453,080 (see Item 4)
                 ---------------------------------------------------------------

                           8            SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 453,080 (see Item 4)
--------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES / /
                 Not Applicable
--------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 7.4%
--------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON
                 IN
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Item 1(a).      NAME OF ISSUER:

                The name of the issuer is RDO Equipment Co. ("RDOE").

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                The address of the principal executive offices of RDOE is 2829 South University Drive, Fargo, North Dakota 58103.

Item 2(a).      NAME OF PERSON FILING:

                Paul T. Horn.

Item 2(b).      ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NON, RESIDENCE:

                The address of Mr. Horn's principal place of business is 2829 South University Drive, Fargo, North Dakota 58103.

Item 2(c).      CITIZENSHIP:

                Mr. Horn is a citizen of the United States.

Item 2(d).      TITLE OF CLASS OF SECURITIES:

                The class of equity securities to which this Statement relates is the Class A Common Stock, $.01 par value, of RDOE (the "Class A Common Stock").

Item 2(e).      CUSIP NUMBER:

                The CUSIP number of the Class A Common Stock is 749413 10 0.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the filing person is a:

                Not Applicable.

Item 4.         OWNERSHIP:

         (a)    Amount Beneficially Owned:  453,080

         (b) Percent of Class: 7.4%. The foregoing percentage is calculated based on the 5,731,008 shares of Class A Common Stock reported to be outstanding by RDOE on its most recently filed quarterly report on Form 10-Q for the quarter ended October 31, 2000.

         (c)    Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote................ 453,080
         (ii)   shared power to vote or to direct the vote..............       0

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         (iii)  sole power to dispose or to direct the disposition of... 453,080
         (iv)   shared power to dispose or to direct the disposition of.       0

 ---------------------------
         (1) Includes 383,005 shares of Class A Common Stock that Mr. Horn has the right to acquire from Ronald D. Offutt pursuant to a stock option agreement, as amended, effective as of February 1, 1994, which option expires on February 1, 2020. Also includes 32,500 shares that Mr. Horn has the right to acquire from the Issuer pursuant to a stock option agreement effective as of November 19, 1998, which option expires on November 18, 2008.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not Applicable.

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable.

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable.

Item 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable.

Item 10.        CERTIFICATION:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2001


/s/ Paul T. Horn
-------------------------------
Paul T. Horn


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